Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Vistas Acquisition Company II Inc. on Amendment No. 2 to Form S-1 (File No. 333-266126) of our report dated July 13, 2022, except for Note 4 as to which the date is August 31, 2022, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Vistas Acquisition Company II Inc. as of December 31, 2021 and for the period from March 30, 2021 (inception) through December 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Boston, MA

September 14, 2022